UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2001

                        EL SITIO, INC. (THE SITE, INC.)

_______________________________________________________________________
               (Translation of registrant's name into English)


       Avenida Ingeniero Huergo 1167, C1107AOL, Buenos Aires, Argentina
_______________________________________________________________________
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F|_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes|_| No|X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- . ---------------

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          EL SITIO, INC.
                                         ---------------------
                                         (Registrant)

Date   August 16, 2001                     By:   /s/ Horacio Milberg
                                              ---------------------------
                                          Name:   Horacio Milberg
                                          Title:  Chief Financial Officer and
                                                  Secretary

          NASDAQ NOTIFIES EL SITIO OF FAILURE TO COMPLY WITH MINIMUM
                             BID PRICE REQUIREMENT

           EL SITIO SETS SEPTEMBER 7,2001 FOR SHAREHOLDER MEETING TO
                          APPROVE CLAXSON TRANSACTION

Buenos Aires, August 16, 2001 - El Sitio, Inc. (Nasdaq: LCTO) today provided updates regarding the status of its listing on the Nasdaq National Market ("Nasdaq") and of its proposed merger with lbero-American Media Partners.

Nasdaq Update

On May 18, 2001, El Sitio reported that it had received notification from Nasdaq that its common shares had failed to maintain a minimum bid price of $1.00 for 30 consecutive trading days and other listing requirements as required by Nasdaq rules, and that El Sitio would have until August 14, 2001 to regain compliance with Nasdaq's continued listing requirements. On August 15, 2001, El Sitio received a Nasdaq staff determination that El Sitio had failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 43 10 (c)(8)(B) and other listing requirements, and that its common shares would be, therefore, subject to delisting from Nasdaq, effective as of August 23, 2001. El Sito plans to request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. El Sitio anticipates that Nasdaq will stay the delisting pending resolution of this appeal, although there can be no assurance the panel will grant El Sitio's request for continued listing. The appeal process generally takes approximately 30 days to conclude.

As reported on August 8, 2001, El Sitio's Board of Directors has approved a 1-for-10 reverse share split for its common shares. The reverse share split will be effective on August 22, 2001 for shareholders of record as of that date. El Sitio anticipates that this action will allow it to meet Nasdaq's minimum bid price listing requirement, as well as Nasdaq's other listing requirements.

Claxson Transaction Update

The Securities and Exchange Commission has declared effective the Form F-4 registration statement of Claxson Interactive Group, Inc. ("Claxson"), which is the entity to be formed by the combination of El Sitio and Ibero-American Media Partners and certain other businesses owned by members of the Cisneros Group of Companies. A proxy statement/prospectus pertaining to the merger is being mailed to shareholders of El Sitio in preparation for a shareholders' meeting to be held on September 7, 2001 to approve the transaction.

Claxson will be an integrated provider of branded entertainment content targeted to Spanish and Portuguese speakers around the world. Under the terms of the agreement each El Sitio common share will be exchanged for one new common share of Claxson. The combined company will have approximately 18.5 million common shares outstanding. Claxson has applied to the Nasdaq to list its shares under the symbol "XSON."

About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www. elsitio. com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, and Uruguay. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of El Sitio's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address, among others, the following subjects: El Sitio's plan to maintain a listing on The Nasdaq National Market for its common shares; and the anticipated effect of the reverse share split on the share price of such shares on Nasdaq. The following factors, among others, could cause actual results to differ materially from those described in the forward- looking statements: the share price of El Sitio's common shares on The Nasdaq National Market could decline due to investor perceptions of the reverse share split or other factors relating specifically to El Sitio or generally to the sector in which it conducts its operations; and the risk that The Nasdaq National Market may not provide El Sitio with an adequate period of time to meet its minimum bid price or other continued listing requirements. For a detailed discussion of these and other cautionary statements, please refer to the Form F-4 filed with the U.S. Securities and Exchange Commission.

CONTACTS
Press:                                   Investors:
Jennifer Gery                            Jeff Majtyka/Leonardo Santiago
Brainerd Communicators, Inc.             Brainerd Communicators, Inc.
(212) 986-6667                           (212) 986-6667
gery@braincomm.com                       majtyka@braincomm.com
                                         santiago@braincomm.com.

Claxson Interactive Group Inc. has filed with the Securities and Exchange Commission a definitive prospectus/proxy statement on Form F-4 regarding the proposed El Sitio/Claxson Interactive Group Inc. merger. Investors and security holders are urged to read the Form F-4 and any other documents that El Sitio, Inc. and Claxson Interactive Group Inc. may file with the Commission from time to time because these documents will contain important information. Investors and security holders can obtain free copies of such documents at the Commission's web site at www.sec.gov. A copy of such documents can also be obtained for free by directing a request to: El Sitio, Inc., Avenida Ingenierc, Huergo 1167, C1 107AOL, Buenos Aires, Argentina.